July 24, 2025

Christopher Prentiss
Chief Financial Officer
MannKind Corporation
1 Casper Street
Danbury, Connecticut 06810

        Re: MannKind Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Filed February 26, 2025
            File No. 000-50865
Dear Christopher Prentiss:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences